Givaudan

RECEIVED

U.S. Securities and Exchange Commission
Division of Corporate Fi[redacted]
International Corporat
450 Fifth Street, N.W.
Washington, DC 20549
United States

07021685

SUPPL

Vernier, 5 March 2007
RG/rmj7002
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Givaudan announces closing of Quest International acquisition	2 March 2007	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File N° 1263-2B-82-5087

Givaudan announces closing of Quest International acquisition

Geneva, Switzerland, 2 March 2007 – The acquisition of Quest International, a division of ICI Plc, by Givaudan was closed today, 2 March 2007, after regulatory approvals were obtained in the U.S. and the European Community.

The acquisition was announced on 22 November 2006 at a price of CHF 2.8 billion. Quest will extend Givaudan's leadership position in all strategic segments of the fragrance and flavour industry. Quest is one of the leading players in the global flavour and fragrance market with a turnover of GBP 588 million (approximately CHF 1,358 million) in 2006. Quest currently employs around 3,400 people.

Integrating Quest's unique set of talent, creativity, products and technology will result in a unique platform to serve customers and create a potential for accelerated growth.
Givaudan expects to achieve annual synergies of at least CHF 150 million with full benefits to be realised after year three. The acquisition is financed by CHF 1.9 billion of debt, the issuance of a mandatory convertible bond of CHF 750 million and cash.

This acquisition is fully in line with Givaudan's strategy to focus on developing markets and to capture opportunities in key segments and at key clients. It will strengthen Givaudan's current leadership and accelerate future growth, especially in important markets of Asia Pacific, Latin America, Eastern Europe and Africa and the Middle East.

In Fragrances, Givaudan will become the global market leader in both fine fragrances and consumer products. Furthermore, it will expand the customer base and strengthen its position with existing clients. In Flavours, where Givaudan is already the global market leader, Quest will complement Givaudan's product offering and creates the potential for faster growth in the food service segment. In addition, the position with the top 100 food and beverage companies will be further enhanced.

The addition of Quest will strengthen Givaudan's technology portfolio, by expanding the offerings of taste solutions for Health & Wellness and by adding flavour delivery systems. In Fragrances, Quest will complement Givaudan's customer portfolio and creative image in fine fragrances and in air care.

The transaction will also enable the company to significantly increase its research and development investments in order to provide its clients with breakthrough innovative solutions based on best-in-class consumer understanding methodologies. By applying Givaudan's successful business model to an expanded sales, marketing, research and development base, the combined company will be well positioned to capture further growth in a globally, increasingly challenging business environment.

Givaudan is the leading company in the flavours and fragrance industry with a vision to be the Essential Source of Sensory Innovation for the customers, driven by a mutual passion for excellence. Through unique sensory expertise and consumer insight, Givaudan provides customers with the taste and smell profiles that are key to their products' success. Givaudan, based in Vernier, Switzerland, serves global, regional and local customers around the world. In 2006, the company generated sales of CHF 2.9 billion, with a workforce of 6,000 and a presence in over 100 countries.

For further information please contact:
Peter Wullschleger, Givaudan Investor and Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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